                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                                  DISC, INC.

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                               (NAME OF ISSUER)

                                 COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                   296022106

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                                (CUSIP NUMBER)

                                 AUSTIN GROSE
                              MK GLOBAL VENTURES
                       2471 E. BAYSHORE ROAD, SUITE 500
                             PALO ALTO, CA  94304
                                (650) 424-0151

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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                APRIL 15, 1994

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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1    NAME OF REPORTING PERSON  Michael D. Kaufman
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      I.D. ####-##-####

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [_]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      00

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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     NUMBER OF       7    SOLE VOTING POWER
                          13,197,085
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          13,197,085
    REPORTING
                   -----------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER
                          0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,197,085 shares of Issuer's Common Stock

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)                                            [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      84.7%

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14    TYPE OF REPORTING PERSON*
      IN

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

ITEM 1.  SECURITY AND ISSUER.
         --------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock ("Issuer Common Stock") of Disc, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 372 Turquoise Street, Milpitas, CA 95035.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a) and (b) This statement is filed on behalf of Michael D. Kaufman ("Kaufman"). The business address for Kaufman is 2471 E. Bayshore Road, Palo Alto, CA 94303. Kaufman is a general partner of various venture capital funds affiliated with MK Global Ventures located at 2417 E. Bayshore Road, Palo Alto, CA 94303.

     (d) and (e)  The disclosures required by paragraphs (d) and (e) of this
Item 2 are inapplicable with respect to Kaufman.

     (f) Kaufman is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

The total number of securities of the Issuer disclosed on the cover page of this
Schedule 13D are held by the following entities related to Kaufman:


                                Number of                Common Stock
                                  Shares                  Equivalents                 Cost
                            __________________        __________________        __________________
MK Global Ventures, a
------------------
California limited
partnership over
which Kaufman
exercises voting and
dispositive control
("MKGV")

Common Stock                              759,093                   759,093                $2,819,984

Series C Preferred Stock                   10,465                    10,465                    52,325

Warrants (1)                                4,186                     4,186                       ---
                                          -------                   -------                ----------
Total                                     773,744                   773,744                 2,872,309
                                          -------                   -------                ----------
-------------

(1) Represents Warrants for the purchase of 4,186 shares of Issuer Common Stock at an exercise price of $5.50 per share expiring March 2000.

                                Number of                Common Stock
                                  Shares                  Equivalents                 Cost
                            __________________        __________________        __________________
MK Global Ventures II,
---------------------
a California limited
partnership over
which Kaufman
exercises voting and
dispositive control
("MKGVII")

Series C Preferred Stock                  361,831                   361,093                $1,809,156

Series I Preferred Stock                   77,566                    77,566                   325,000

Common Stock                              310,462                   310,462                 1,220,932

Warrants (2)                              164,123                   164,123                       ---
                                          -------                   -------                ----------
Total                                     913,982                   913,244                $3,355,088
                                          -------                   -------                ----------

--------------------
(2) Represents warrants for the purchase of Issuer Common Stock in the following amounts and at the following exercise prices: 144,732 shares at an exercise price of $5.50 per share expiring March 2000 and 19,391 shares at an exercise price of $5.24 per share expiring September 2001.

                                Number of                Common Stock
                                  Shares                  Equivalents                 Cost
                            __________________        __________________        __________________
MK GVD Fund, a
-----------
California limited
partnership over which
Kaufman exercises
voting and dispositive
control ("MKGVD")
-------------------------
Common Stock (3)                       595,049                      595,049                   $  601,329
Series D Preferred Stock               333,333                      333,333                    1,500,000
Series E Preferred Stock               375,000                      375,000                      750,000
Series F Preferred Stock               250,000                      500,000                    1,000,000

Series G Preferred Stock                97,500                      975,000                    1,950,000
Series H Preferred Stock                26,109                      261,090                    1,000,000
Series I Preferred Stock                89,499                       89,499                      375,000
Series J Preferred Stock               244,966                      244,966                      730,000
Series K Preferred Stock               235,110                      235,110                      750,000
Series L Preferred Stock               199,275                      199,275                      550,000
Series M Preferred Stock               179,372                      179,372                      400,000
Series N Preferred Stock               666,667                      666,667                      600,000
Series O Preferred Stock             1,320,755                    1,320,755                    1,400,000
Series P Preferred Stock                36,585                      365,850                      300,000
Series Q Preferred Stock               112,097                    1,120,970                      695,000
Series R Preferred Stock                86,207                      862,070                      500,000
Series S Preferred Stock                96,875                      968,750                      310,000
Warrants (4)                         2,217,341                    2,217,341                          ---
                                     ---------                   ----------                  -----------
Total                                7,161,740                   11,510,097                  $13,411,329
                                     ---------                   ----------                  -----------

------------------
(3) Purchased between August 7, 1998 and January 20, 1999 in the following amounts:


      Purchase Date                  Shares                        Price                     Total Cost
   ___________________        ____________________         ____________________         ____________________
August 7, 1998                         16,100                      $1.0625                   $17,110.05
August 13, 1998                         1,500                       1.0625                     1,597.55
August 17, 1998                         6,849                       1.0625                     7,280.86
September 15, 1998                      1,600                       1.0625                     1,703.80
October 26, 1998                       51,000                       1.0059                    51,304.70
October 27, 1998                        8,000                       0.9601                     7,684.60
December 7, 1998                      200,000                       1.0232                   204,643.80
January 20, 1999                      310,000                       1.0000                   310,003.80
                                      -------                                               -----------
Total                                 595,049                                               $601,320.00

------------------
(4) Represents warrants for the purchase of Issuer Common Stock in the following amounts and at the following exercise prices: 470,000 shares at an exercise price of $5.50 per share expiring May 1999 through December 2000; 118,750 shares at an exercise price of $2.50 per share expiring February through March 2001; 65,272 shares at an exercise price of $4.79 per share expiring in June 2001; 22,375 shares at an exercise price of $5.24 expiring in September 2001; 61,242 shares at an exercise price of $3.72 expiring in December 2001; 58,778 shares at an exercise price of $3.99 expiring March 2002; 49,818 shares at an exercise price of $3.45 expiring June 2002; 44,843 shares at an exercise price of $2.79 expiring September 2002; 166,667 shares at an exercise price of $1.13 expiring December 2002; 330,188 shares at an exercise price of $1.33 expiring February 2003; 91,463 shares at an exercise price of $1.03 expiring March 2003; 280,242 shares at an exercise price of $0.78 expiring June 2003; and 215,517 shares at an exercise price of $0.73 expiring September 2003; and 242,187 shares at an exercise price of $0.40 per share expiring December 31, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     The purpose of the transactions described in Item 3 above was to acquire securities of the Issuer for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) and (b) Kaufman beneficially owns 13,197,085 (5) shares of Issuer Common Stock, which constitutes 84.7% of the outstanding shares of the Issuer (assuming conversion of all outstanding preferred shares of the Issuer). Kaufman has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares beneficially held by him.

     (c) During the past sixty days, the only transactions by Kaufman involving Issuer Common Stock is described in Item 3 above.

     (d) Kaufman retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this
Schedule 13D relates.

     (e)  Inapplicable.

-----------------

(5)  Please refer to Item 3

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
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         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Inapplicable

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         Inapplicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 27, 1999

                                    /s/ Michael D. Kaufman

                                    --------------------------------------
                                    Signature

                                    Michael D. Kaufman
                                    Name